Exhibit (a)(5)(L)

Corporate Office 7700 France Avenue South Suite 275 Edina, MN 55435-5228 Phone: 952-893-3200 Fax: 952-893-0704 www.uhs.com

Contact:	Rex Clevenger
Executive Vice President and Chief Financial Officer
Universal Hospital Services, Inc.
(952) 893-3254

Universal Hospital Services Successfully Completes Tender Offer for Emergent Group/PRI Medical

EDINA, Minn., — (BUSINESS WIRE) — March 31, 2011 — Universal Hospital Services, Inc. (“UHS”), a leading provider of medical equipment management and service solutions, today announced the successful completion of its tender offer through its subsidiary, Sunrise Merger Sub, Inc., to purchase the outstanding shares of common stock of Emergent Group Inc. (“Emergent Group”) (NYSE Amex LLC: LZR) and its wholly owned subsidiary, PRI Medical Technologies, Inc. (“PRI Medical”), a leading provider of mobile medical lasers and surgical equipment. The tender offer expired at 5:00 p.m., New York City time on Wednesday, March 30, 2011, and was not extended.

The depositary for the tender offer has advised UHS, as of the expiration of the offering period, that a total of approximately 6,419,208 shares of Emergent Group common stock were validly tendered and not withdrawn (not including approximately 2,507 shares subject to guaranteed delivery procedures), representing 92.3% of the outstanding shares of Emergent Group common stock.  All shares that were validly tendered and not withdrawn during the offering period have been accepted for payment.

UHS intends to complete the acquisition process by effecting a short-form merger pursuant to Nevada law without a vote or meeting of Emergent Group’s remaining stockholders.  The merger is expected to be consummated tomorrow.  Emergent Group stockholders that did not tender their shares of Emergent Group common stock in the tender offer will receive $8.46 per share for each non-tendered share of Emergent Group common stock they hold.

Following the merger, Emergent Group will become a wholly owned subsidiary of UHS, and each share of Emergent Group’s outstanding common stock (other than shares held (i) in the treasury of Emergent Group or owned by Sunrise Merger Sub, Inc. or UHS or (ii) by any subsidiary of Emergent Group or UHS (other than Sunrise Merger Sub, Inc.)) will be canceled and converted into the right to receive the same consideration, without interest, received by holders who tendered their shares in the tender offer.  Emergent Group common stock will cease to be traded on the NYSE Amex LLC after April 1, 2011.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive, market, regulatory and other factors, including the risk that the transaction may not be consummated; the risk that Emergent Group and PRI Medical may not be integrated successfully into UHS; and the risk that the revenue opportunities, cost savings and other anticipated synergies from the transaction may not be fully realized or may take longer to realize than expected. More detailed information about these factors is contained in UHS’ filings with the Securities and Exchange Commission. UHS undertakes no duty to update forward-looking statements.

About Universal Hospital Services, Inc.

Universal Hospital Services, Inc. is a leading provider of medical equipment management and service solutions to the US health care industry. UHS manages more than 570,000 pieces of medical equipment for over 8,600 clients in all 50 states. For more than 70 years, UHS has delivered management and service solutions that help clients reduce costs, increase operating efficiencies, improve caregiver satisfaction and support optimal patient outcomes.  For more information, please visit www.uhs.com.